                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ------------------------------------

                         SCHEDULE 13D (AMENDMENT NO.14)
                    Under the Securities Exchange Act of 1934

                              Data I/O Corporation
                     ------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                     ------------------------------------
                         (Title of Class of Securities)

                             CUSIP Number: 237690102

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              1500 N. Lakeview Ave.
                              Anaheim, CA 92807
                              (714) 693-2901

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 21, 2003
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )




                               Page 1 of 18 Pages

            Exhibit Index on Page 10.

                                  SCHEDULE 13D

CUSIP No. 237690102

     1.   Name of Reporting Person

          Mr. Glen F. Ceiley

     2.   Check the Appropriate Box if a Member of a group (a) (X)
                                                           (b) ( )

     3.   SEC Use Only

     4.   Source of Funds

          PF

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

     6.   Citizenship or Place of Organization

          U.S.A.

Number of      7.   Sole Voting Power
Shares
Beneficially        3,557 shares of Common Stock
Owned By
Each           8.   Shared Voting Power
Reporting
Person              1,443,226 shares of Common Stock (See Item 5)
With
               9.   Sole Dispositive Power

                    3,557 shares of Common Stock

              10.   Shared Dispositive Power

                    1,443,226 shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,446,783 shares of Common Stock (See Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)

     18.35%

14.  Type of Reporting Person
     IN

                               Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1.   Name of Reporting Person

          Bisco Industries, Inc.

     2.   Check the Appropriate Box if a Member of a Group (a) (X)
                                                           (b) ( )

     3.   SEC Use Only

     4.   Source of Funds

          WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

     6.   Citizenship or Place of Organization

          Illinois

Number of      7.   Sole Voting Power
Shares
Beneficially        987,701 shares of Common Stock (See Item 5)
Owned By
Each           8.   Shared Voting Power
Reporting
Person              0
With
               9.   Sole Dispositive Power

                    987,701 shares of Common Stock (See Item 5)

              10.   Shared Dispositive Power

                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     987,701 shares of Common Stock (See Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)

     12.53%

14.  Type of Reporting Person
     CO

                               Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1.   Name of Reporting Person

          Bisco Industries, Inc. Profit Sharing and Savings Plan

     2.   Check the Appropriate Box if a Member of a Group (a) (X)
                                                           (b) ( )

     3.   SEC Use Only

     4.   Source of Funds

          00

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

     6.   Citizenship or Place of Organization

          U.S.A.

Number of       7.   Sole Voting Power
Shares
Beneficially         454,025 shares of Common Stock (See Item 5)
Owned By
Each            8.   Shared Voting Power
Reporting
Person               0
With
                9.   Sole Dispositive Power

                     454,025 shares of Common Stock (See Item 5)

               10.   Shared Dispositive Power

                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     454,025 shares of Common Stock (See Item 5).

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)
     5.76%

14.  Type of Reporting Person
     EP

                               Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1.   Name of Reporting Person

          Mr. Matthew Ceiley.

     2.   Check the Appropriate Box if a Member of a Group (a) (X)
                                                           (b) ( )

     3.   SEC Use Only

     4.   Source of Funds

          PF

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

     6.   Citizenship or Place of Organization

          U.S.A.

Number of      7.   Sole Voting Power
Shares
Beneficially        700 shares of Common Stock (See Item 5)
Owned By
Each           8.   Shared Voting Power
Reporting
Person              0
With
               9.   Sole Dispositive Power

                    700 shares of Common Stock (See Item 5)

              10.   Shared Dispositive Power

                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     700 shares of Common Stock (See Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)

     .01%

14.  Type of Reporting Person
     IN

                               Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1.   Name of Reporting Person

          Mr. Zachary Ceiley.

     2.   Check the Appropriate Box if a Member of a Group (a) (X)
                                                           (b) ( )

     3.   SEC Use Only

     4.   Source of Funds

          PF

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

     6.   Citizenship or Place of Organization

          U.S.A

Number of      7.   Sole Voting Power
Shares
Beneficially        800 shares of Common Stock (See Item 5)
Owned By
Each           8.   Shared Voting Power
Reporting
Person              0
With
               9.   Sole Dispositive Power

                    800 shares of Common Stock (See Item 5)

              10.   Shared Dispositive Power

                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     800 shares of Common Stock (See Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)

     .01%

14.  Type of Reporting Person
     IN

                               Page 6 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1.   Name of Reporting Person

          Family Steak Houses of Florida, Inc.

     2.   Check the Appropriate Box if a Member of a Group (a) (X)
                                                           (b) ( )

     3.   SEC Use Only

     4.   Source of Funds

          WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

     6.   Citizenship or Place of Organization

          Florida

Number of      7.   Sole Voting Power
Shares
Beneficially        0 shares of Common Stock (See Item 5)
Owned By
Each           8.   Shared Voting Power
Reporting
Person              0
With
               9.   Sole Dispositive Power

                    0 shares of Common Stock (See Item 5)

              10.   Shared Dispositive Power

                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 shares of Common Stock (See Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)

     0%

14.  Type of Reporting Person
     CO

                               Page 7 of 18 Pages

Item 2.   Identity and Background
          -----------------------


          (a) - (c), (f). This Schedule 13D is being filed by Mr. Glen F. Ceiley ("Mr. Ceiley"), Bisco Industries, Inc., an Illinois corporation ("Bisco"), the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Plan"), Matthew Ceiley ("M. Ceiley"), Zachary Ceiley ("Z. Ceiley"), and Family Steak Houses of Florida, Inc. ("FSH") Mr. Ceiley, Bisco, the Plan, M. Ceiley, Z. Ceiley, and FSH are hereinafter collectively referred to as the "Reporting Persons."

          Mr. Ceiley's principal employment is President of Bisco and his business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is a citizen of the United States of America.

          Bisco's principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley owns 100% of the voting common stock of Bisco.

          The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan's business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is the sole trustee of the Plan.

          FSH's principal business is the ownership and operation in the State of Florida of franchised Ryan's Family Steak House restaurants. FSH is a Florida corporation. Its principal office is located at 2113 Florida Boulevard, Neptune Beach, FL 32266.

          (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 8 of 18 pages

Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          Item 5 to Schedule 13D is amended as follows:

          (a) As of the close of business on June 17, 2003 the Reporting Persons owned in the aggregate, 1,446,783 Shares, which represent approximately 18.35% of the 7,883,188 Shares outstanding as of May 9, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. In accordance with the Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, Bisco and M. Ceiley individually and, Z. Ceiley individually, may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

          As of close of business on June 17, 2003, (i) Mr. Glen Ceiley beneficially owned an aggregate of 1,445,283 Shares, of which 3,557 shares were owned by Mr. Ceiley individually, 987,701 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 454,025 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan, and (ii) M. Ceiley owned 700 Shares, (iii) Z. Ceiley owned 800 Shares and (iv) FSH owned 0 Shares.

          (b) Mr. Glen Ceiley has the sole power to vote and dispose of the shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

          (c) Since the Reporting Persons most recent filing on Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

          (d) Not applicable

          (e) Not applicable

                                   Page 9 of 18 Pages

Item 7.  Material to be Filed as Exhibits
         ------------------------------------------

         Exhibit 1. Joint Filing Agreement dated as of          Page Number
         September 20, 1999                                              18

                               Page 10 of 18 Pages

                                   SCHEDULE 1

The Reporting Persons have engaged in the following transactions in Shares since December 9, 1999, the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.


Transaction               Number of        Price
   Date                    Shares        Per Share*        Purchaser
-----------               -----------   -----------    ------------------
   12/9/99                   (1,000)        2.63         BISCO
  12/10/99                   (2,000)        2.94         BISCO
    1/3/00                    3,557         0.00         GLEN CEILEY
   8/21/00                    1,600         3.91         BISCO
   8/25/00                      600         3.88         BISCO
    9/6/00                      400         3.94         BISCO
   9/11/00                    3,415         3.88         BISCO
   9/13/00                    3,200         3.88         BISCO
   9/14/00                      900         3.76         BISCO
  12/14/00                    1,000         3.06         BISCO
  12/14/00                      100         2.94         BISCO
   2/21/01                    1,300         2.59         Bisco profit sharing
   2/28/01                    1,500         2.59         Bisco profit sharing
   3/15/00                    1,000         2.09         BISCO
    8/9/01                   (6,000)        2.73         Family Steak House
    8/9/01                   (2,000)        2.74         BISCO
    8/9/01                     (900)        2.72         GLEN CEILEY
   11/9/01                      500         1.56         BISCO
   2/28/02                     1300         1.36         BISCO
   6/13/02                    9,500         1.07         BISCO
   7/24/02                    5,000         0.88         BISCO
   7/25/02                    1,386         0.64         BISCO
   7/29/02                    5,000         0.62         BISCO
    8/5/02                    4,000         0.52         BISCO
   9/11/02                   (3,000)        0.87         BISCO
   5/22/03                   (4,000)        1.96         Bisco profit sharing
   5/23/03                   (5,000)        1.97         Bisco profit sharing
   5/20/03                   (1,400)        1.87         BISCO
   5/21/03                  (10,000)        1.88         BISCO

* Excluding commissions

                               Page 11 of 18 pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003




                       /s/ Matthew Ceiley
                    --------------------------
                    Name:  Matthew Ceiley


                               Page 12 of 18 pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003




                       /s/ Glen F. Ceiley

                    --------------------------
                    Name:  Glen F. Ceiley


                               Page 13 of 18 pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003




                    Bisco Industries, Inc.


                       /s/ Glen F. Ceiley
                    ---------------------------------
                    Name:  Glen F. Ceiley
                    Title: President


                               Page 14 of 18 pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003




                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                       /s/ Glen F. Ceiley
                    -------------------------------
                    Name:  Glen  F. Ceiley
                    Title: Trustee


                               Page 15 of 18 Pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003




                       /s/ Zachary Ceiley
                    --------------------------
                    Name:  Zachary Ceiley


                               Page 16 of 18 pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003




                    Family Steak Houses of Florida, Inc.


                       /s/ Glen F. Ceiley
                    ---------------------------------
                    Name:  Glen F. Ceiley
                          Title: Chairman


                               Page 17 of 18 pages

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

In accordance with rule 13d-(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock. no par value (the "Common Stock"), of Data I/O Corporation, a Washington corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 20, 1999.

                    /s/ GLEN F. CEILEY
                    ----------------------
                    Glen F. Ceiley

                    Bisco Industries, Inc.

                    /s/ GLEN F. CEILEY
                    ----------------------
                    Name:  Glen F. Ceiley
                    Title: President

                    Bisco Industries, Inc.
                    Profit Sharing and Savings Plan

                    /s/ GLEN F. CEILEY
                    ----------------------
                    Name:  Glen F. Ceiley
                    Title: Trustee

                    /s/ MATTHEW CEILEY
                    ----------------------
                    Matthew Ceiley

                    /s/ ZACHARY CEILEY
                    ----------------------
                    Zachary Ceiley

                    Family Steak Houses of Florida, Inc.

                    /s/ GLEN F. CEILEY
                    -----------------------
                    Name:  Glen F. Ceiley
                    Title: Chairman

                               Page 18 of 18 Pages